Ex. 17.1

July 6, 2020

Bob,

Thank you for your e-mail, and apologies for my radio silence. I have been extremely busy working with the UK government and a large number of other agencies on COVID-19.

Due to my exhaustive workload at present and the fact that I have contributed very little to the Altitude International over the past 12 months, I formally offer my resignation from The Board forthwith. I wish you very luck in the future with the business.

Warmest regards

Greg